Exhibit 99.1

New Gold Announces Closing of $400 million Senior Notes Offering to Fund Redemption of Outstanding 6.25% Senior Notes

(All dollar figures are in US dollars unless otherwise indicated)

June 24, 2020 - New Gold Inc. ("New Gold" or the “Company”) (TSX and NYSE American: NGD) today announces that it has completed its offering of $400 million aggregate principal amount of 7.50% Senior Notes due 2027 (the "Notes"). New Gold intends to use the net proceeds from the offering of the Notes, together with cash on hand, to fund the redemption of its outstanding 6.25% Senior Notes due 2022 on or about July 10, 2020.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation).  New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility.

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than of historical fact, that address activities, events or developments that New Gold believes, expects or anticipates will or may occur in the future are forward-looking statements, including the intended use of proceeds from this offering to redeem New Gold’s 6.25% Senior Notes due 2022. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking statements.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

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